

Mail Stop 4628

September 26, 2016

Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

> **Re:** **Chevron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-00368**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Risk Factors, page 21

Regulation of greenhouse gas emissions . . . , page 22

1.   In the second full paragraph of your disclosure in this risk factor, you include "California's AB32" (i.e. the Global Warming Solutions Act of 2006) amongst numerous examples of regulatory measures which are "currently in various stages of discussion or implementation," making it "difficult to predict with certainty their timing and outcome." However the cap-and-trade program that California implemented pursuant to AB32 appears to have imposed upon you a continuing compliance obligation (in the form of an emissions cap) since January 1, 2013.

Please expand your risk factor disclosure to provide a more fulsome description of the climate change-related compliance obligations arising from California's AB32 and the cap-and-trade program associated therewith. As part of your expanded disclosure, please ensure you distinguish clearly between your current compliance obligations with finalized regulations and your potential compliance obligations with proposed regulations. Alternatively, please provide an analysis explaining why you are not required to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page FS-6

Income Tax Expense, page FS-10

2.   We note your effective income tax rate decreased from 38% in 2014 to 3% in 2015. Based on your effective income tax rate reconciliation on page F-46, the effect of income taxes from international operations significantly contributed to the decrease of your effective tax rate during the current period. Please expand your disclosure to clarify and quantify the nature of the items included within this line item of your effective income tax rate reconciliation so that a reader can understand the reasons behind each item and assess the continuing impact on your effective tax rate. . The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the jurisdictional mix has changed materially in the past or is reasonably likely to change in the future. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

Notes to the Consolidated Financial Statements

Note 18 Taxes, page FS-45

3.   It appears you have aggregated several items within the individual line items of your income tax rate reconciliation. Please identify and quantify for us, and disclose if necessary, significant items included within each line item. Please refer to FASB ASC 740-10-50-12 and 50-14 and Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi, at (202) 551-3421, or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources